[redacted]

2/23/15

SEC 15045216 ISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section FEB 23 2015 Washington DC 404

SEC FILE NUMBER
8- 45763

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ewing Bemiss & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 E. Byrd Street, Suite 1500

(No. and Street)

Richmond	VA	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Henry Berling 804-780-1905

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter

(Name – *if individual, state last, first, middle name*)

4401 Dominion Blvd, 2nd Fl.	Richmond	VA	23060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/24/15

OATH OR AFFIRMATION

I, Henry Hawks Berling, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ewing Bemiss & Co., as of February 15, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

PRISCILLA CAMACHO-ROMERS NOTARY PUBLIC REG # 361181 MY COMMISSION EXPIRES 2/28/2017 COMMONWEALTH OF VIRGINIA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EWING BEMISS & CO.

Statement of Financial Condition
December 31, 2014

With Report of Independent Registered Public Accounting Firm

SEC ID 8- 45763

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

EWING BEMISS & CO.

Table of Contents

»Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Ewing Bemiss & Co.
Richmond, Virginia

We have audited the accompanying statement of financial condition of Ewing Bemiss & Co., Inc. (the "Company"), as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Ewing Bemiss & Co., Inc. as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Keiter

February 18, 2015
Glen Allen, Virginia

Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

EWING BEMISS & CO.

Statement of Financial Condition
December 31, 2014

Assets

Cash and cash equivalents	$ 510,523
Accounts receivable	101,530
Accounts receivable - other	7,605
Prepaid expenses and other assets	22,869
Property and equipment - net	44,364
Total assets	$ 686,891

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 26,339
Due to related parties	40,985
Deferred lease incentive	75,759
Notes payable	269,913
Total liabilities	412,996
Stockholders' equity	273,895
Total liabilities and stockholders' equity	$ 686,891

See accompanying notes to financial statement.

EWING BEMISS & CO.

Notes to the Financial Statement

1. **Summary of Significant Accounting Policies:**

Nature of Business: Ewing Bemiss & Co. (the "Company") is a corporation organized in the Commonwealth of Virginia. The Company operates as a broker-dealer in the United States. As a broker-dealer, the Company is subject to regulations of the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an investment banking firm that primarily provides financial consulting and advisory services.

Basis of Accounting: The financial statements of the Company are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standard's Codification ("ASC").

Cash and Cash Equivalents: The Company considers all highly liquid instruments purchased with maturities of three months or less to be cash equivalents.

Accounts Receivable: Accounts are charged to bad debt expense as they are deemed uncollectible based upon a periodic review of the accounts. At December 31, 2014, no allowance for uncollectible accounts was considered necessary.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash balances in a financial institution fully insured by the Securities Investor Protection Corporation up to $500,000. The Company's cash balance regularly exceeds the insured limit. The balances are not insured by the Federal Deposit Insurance Corporation.

A substantial portion of the Company's accounts receivable are received from a small number of transactions or concentrated within an industry. Three customers comprised 95% of accounts receivable as of December 31, 2014.

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation is computed by the straight-line and double-declining methods over the estimated useful lives of the related assets, which range from three to seven years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

EWING BEMISS & CO.

Notes to the Financial Statement, Continued

1. **Summary of Significant Accounting Policies, Continued:**

Income Taxes: The Company has elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code, which provides that, in lieu of corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. Similar provisions apply for state income tax reporting.

The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. Management has evaluated the Company's tax position and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company's income tax returns for years since 2011 remain open for examination by tax authorities. The Company is not currently under audit by any tax jurisdiction.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Subsequent Events: Management has evaluated subsequent events through February 18, 2015, the date the financial statements were issued, and has determined that no additional disclosures are necessary.

2. **Property and Equipment:**

Major classes of property and equipment consisted of the following at December 31, 2014:

Furniture and office equipment	$ 399,987
Leasehold improvements	55,413
	455,400
Less: accumulated depreciation	(411,036)
Net property and equipment	$ 44,364

3. **Notes Payable:**

On January 1, 2013, the Company issued two notes payable totaling $809,777 in connection with the execution of two stock redemption agreements. The terms of each note requires annual principal payments on March 31. The notes are unsecured and mature on March 31, 2015 with interest accruing at 0.21%, paid annually. Future minimum principal payments are $269,913 in 2015.

4. **Related Party Transactions:**

The Company contracts with independent representatives that provide investment banking and financial consulting services. The Company provides the independent representatives with use of its investment platform, marketing, and access to the Company's network. In return, the Company earns commission revenue on fees billed by the independent representatives. As of December 31, 2014, the Company recorded a payable due to the independent representatives of $40,985 for customer fees earned or collected by the Company on their behalf.

As described in Note 3, the Company has two notes payable to two former stockholders.

5. **Lease Commitments:**

The Company leases commercial office space in Richmond, Virginia. The lease expires in 2018. The minimum future rental payments under the lease are:

Year Ending December 31	Amount
2015	$ 197,800
2016	202,729
2017	207,812
2018	177,072
	$ 785,413

The Company received a four month rent abatement and an allowance to purchase a new phone system in connection with its office lease that commenced in 2013. The rent abatement and the phone system allowance, as well as the annual rent escalation, are being amortized on the straight-line method over the term of the lease agreement. This method resulted in a deferral lease incentive liability of $75,759 at December 31, 2014.

6. Stockholders' Agreements:

The stockholders of the Company have certain restrictions and provisions placed on their ability to buy, sell and transfer ownership. Specifically, the Company must be offered the right of first refusal prior to a sale or transfer to an outside party. Additionally, the Company is obligated to purchase a stockholder's shares upon death from the stockholder's estate. The purchase price is determined by a formula in the stockholders' agreement. At December 31, 2014, the Company had 25,000 shares authorized and 1,702 shares issued and outstanding of $1 par value common stock.

7. Regulatory Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2014, the Company had net capital of $87,317, which was $59,784 in excess of required minimum net capital of $27,533. The Company's net capital ratio was 4.73 to 1.

The Company does not carry the accounts of its customers, and accordingly, is exempt from SEC Rule 15c3-3.

EWING BEMISS & CO.

Exemption Provision of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2014

The Company is exempt under Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm

EWING BEMISS & CO.

Exemption Report

December 31, 2014

SEC ID 8 – 45763

EWING BEMISS & CO.

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Ewing Bemiss & Co.
Richmond, Virginia

We have reviewed management's statements, included in the accompanying Exemption Report, in which Ewing Bemiss & Co. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Ewing Bemiss & Co. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and Ewing Bemiss & Co. stated that Ewing Bemiss & Co. met the identified exemption provisions throughout the most recent fiscal year without exception. Ewing Bemiss & Co.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ewing Bemiss & Co.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Keiter

February 18, 2015
Glen Allen, Virginia

Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

EWING BEMISS & CO.
INVESTMENT BANKERS

February 18, 2015

Ewing Bemiss & Co., (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240. 15c3-3(k)(2)(i). The Company provides corporate investment banking advisory services and does not hold any client or customer accounts.

The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year and through the date of this report without exception.

I, Henry Berling, swear (or affirm) that, to my best knowledge and belief, this Exemption Report pertaining to the Company, Ewing Bemiss & Co., is true and correct.

Henry Berling
Managing Director

RIVERFRONT PLAZA, WEST TOWER • 901 EAST BYRD STREET • SUITE 1500 • RICHMOND, VIRGINIA 23219
(804) 780-1900 • FAX: (804) 780-1901 • WEB SITE: www.EwingBemiss.com • E-MAIL: Info@EwingBemiss.com